UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: December 19, 2014

Commission File No. 001-36288

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Celsus Therapeutics Plc

Certain Year-End Updates Related to Status as a Foreign Issuer

Foreign Private Issuer Status

Celsus Therapeutics plc is currently classified as a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended. As such, we are currently exempt from certain provisions applicable to U.S. public companies including: the rules under the Securities Exchange Act of 1934, as amended, or Exchange Act, requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

A foreign private issuer may lose this status if more than 50 percent of its outstanding voting securities issuer are directly or indirectly held of record by residents of the United States and it fails to meet additional requirements. As previously disclosed, we will lose our status as a foreign private issuer effective as of January 1, 2015. As a result, beginning January 1, 2015, our future annual filings with the U.S. Securities and Exchange Commission will be made on Forms 10-K (including our annual report for the year ending December 31, 2014) rather than on Form 20-F. In addition, on January 1, 2015, we will expand our reporting consistent with that of a domestic (U.S.) filer, including quarterly reports on Form 10-Q and Section 16 reporting.

Change in Composition of Nominating and Governance Committee

As a result of our change in foreign private issuer status, in order to comply with the rules of the NASDAQ Stock Market because we will no longer be able to avail ourselves to certain exemptions afforded to foreign private issuers, our Executive Chairman Mark Cohen stepped down as a member of our nominating and governance committee. Our r board of directors appointed Robert Doman as his replacement on the nominating and governance committee effective January 1, 2015. Our board of directors has determined that Robert Doman satisfies the independence requirements of the NASDAQ Stock Market.

This report on Form 6-K is hereby incorporated by reference into the registration statements of Celsus Therapeutics plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Celsus Therapeutics plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By:	/s/ Gur Roshwalb
Gur Roshwalb Chief Executive Officer Date: December 19, 2014